UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

11018345

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-67314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3810

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent R. Knudsen **(415) 705-8001**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

*AB 3/4

3/9/2011 gD

OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2010**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRK

Signature

President

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 25 day of February 2011

Notary Public

LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Member
Partnership Capital Growth, LLC

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 25, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

PARTNERSHIP CAPITAL GROWTH, LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 1,734,459
Receivable from customer	44,688
Prepaid expenses	1,952
Restricted cash	107,977
Non-marketable securities, at fair value	124,442
Furniture, equipment, and leasehold improvements, net	163,677
Total assets	$ 2,177,195
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 39,675
Due to affiliate	9,296
Total liabilities	48,971
Member's equity	2,128,224
Total liabilities and member's equity	$ 2,177,195

See Accompanying Notes to Statement of Financial Condition

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to Statement of Financial Condition
December 31, 2010

1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware limited liability company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company primarily engages in consulting services and private placement transactions executed in the healthy and active living marketplace.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Non-Marketable Securities

Non-marketable securities are carried at fair value as determined by management.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation of $60,948. Depreciation is computed under the straight-line method using estimated useful lives of three to seven years.

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a single member limited liability corporation for income tax purposes and its income is allocated to the member for inclusion in the member's income tax returns.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fair Value Measurement

The Company's investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. FASB ASC. 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Measurement of fair value using level 2 and level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ significantly from the values that would have been used had observable quotations in an active market existed, and the differences could be material.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques and inputs applied to the Partnership's major categories of securities measured at fair value on a recurring basis follows.

2. Fair Value Measurement (continued)

Private placements (equity). Management values securities which have not been registered for sale under the 1933 Securities Act (private placements) using its own internally developed estimates and assumptions about each such security considering factors such as the cost and type of security, subsequent purchases of the same or similar securities by the Company or other investors, the current financial position and operating results of the issuer, and such other factors as may be deemed relevant. The absence of observable inputs for such securities requires a significant degree of judgment; consequently, these instruments are classified in level 3.

The following summarizes the change in carrying values associated with Level 3 investments for the year ended December 31, 2010:

Balance at December 31, 2009	$ 291,662
Unrealized loss on principal transactions	(167,220)
Balance at December 31, 2010	$ 124,442

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,685,488 which was $1,680,488 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0291 to 1.

4. Lease Obligation

The Company operates from a leased office space in San Francisco under the terms of an expense-sharing agreement with Partnership Capital Growth Advisors, LLC (the "Affiliate"). The lease agreement expires August 31, 2013 with an option for the Affiliate to extend the lease for an additional five years, with monthly rent determined based on the fair rental value as of the commencement date of the Option Term. On October 1, 2010, the Affiliate acquired additional office space resulting in an increase in annual rent expense allocable to the Company.

Under the terms of the expense-sharing agreement, the Affiliate allocated to the Company 80% of the total monthly rent paid by the Affiliate for the first two months of 2010; thereafter the allocation increased to 90% per the updated expense-sharing agreement which was effective as of March 1, 2011.

4. Lease Obligation (continued)

The future minimum lease payments allocable to the Company are as follows:

Year Ending December 31		
2011	$	343,281
2012		347,167
2013		233,172
Total	$	923,620

5. Related Party Transactions

The Company is a party to an expense-sharing agreement under which the Company reimburses the Affiliate 80% of shared expenses, including all payroll and benefits and other shared overhead expenses for the first two months of 2010; thereafter the allocation increased to 90% per the updated expense-sharing agreement which was effective as of March 1, 2011.

During 2010, the Company purchased furniture and equipment and incurred leasehold improvement costs. These costs were allocated between the Company and the Affiliate based on the terms of the expense-sharing agreement. The total cost of purchases and leasehold improvements allocated to the Company was $106,823 for the year ended December 31, 2010.

At December 31, 2010, the amount due to Affiliate was $9,296, representing net amounts for revenue that the Affiliate collected on behalf of the Company and shared expenses allocated per the terms of the expense-sharing agreement.

During 2010, the Company provided private placement services to an affiliated entity, Partnership Capital Growth Fund I, L.P.

6. Letter of Credit

The Company has a $105,790 Standby Letter of Credit with Wells Fargo Bank that expires on December 31, 2011. Interest is charged at the bank's prime rate plus two percent. At December 31, 2010, the interest rate was 2.37%, and there were no borrowings on the letter of credit during 2010. This letter of credit is secured by a $107,977 deposit with the bank which is included in restricted cash in the accompanying statement of financial condition.

7. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

8. Subsequent Events

Management evaluated subsequent events through February 25, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.